SECURITIES AND EXCHANGE COMMISSION

                      Washington, DC  20549



                            FORM 11-K

              Annual Report Pursuant to Section 15(d)
              of the Securities Exchange Act of 1934



(Mark One)


[X]  Annual Report Pursuant to Section 15(d) of the Securities
     Exchange Act of 1934


    	For the fiscal year ended December 31, 1996


                            or


[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934


                Commission file number  0-9101


                  Jefferson Bankshares, Inc.
         Deferred Compensation and Stock Purchase Plan
                  for Non-Employee Directors
                   (Full title of the Plan)



                  Jefferson Bankshares, Inc.
                  123 East Main Street
               Charlottesville, Virginia  22902
            (Name of Issuer of the Securities held
            pursuant to the Plan and address of its
                 principal executive offices)


                   KPMG Peat Marwick LLP
                        Suite 1900
                   1021 East Cary Street
               Richmond, Virginia  23219-4023





Independent Auditors' Report



The Board of Directors
Jefferson Bankshares, Inc.:


We have audited the statements of assets available for plan benefits of the Jefferson Bankshares, Inc. Deferred Compensation and Stock Purchase Plan for Non-Employee Directors ("the Plan") as of December 31, 1996 and 1995 and the related statements of changes in assets available for plan benefits for each of the years in the three-year period ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the Jefferson Bankshares, Inc. Deferred Compensation and Stock Purchase Plan for Non-Employee Directors as of December 31, 1996 and 1995 and the changes in assets available for plan benefits for each of the years in the three-year period ended December 31, 1996 in conformity with generally accepted accounting principles.


                                    KPMG Peat Marwick LLP



January 28, 1997



JEFFERSON BANKSHARES, INC. DEFERRED COMPENSATION AND STOCK
PURCHASE PLAN FOR NON-EMPLOYEE DIRECTORS

Statements of Assets Available for Plan Benefits

December 31, 1996 and 1995


                                                             1996          1995


Receivable from Jefferson Bankshares, Inc. - cash        $   53,044       59,882

Receivable from Jefferson Bankshares, Inc.- common stock  1,101,238      939,576

Receivable from Jefferson National Bank - cash              189,658      184,624

Assets available for plan benefits                       $1,343,940    1,184,082




See accompanying notes to financial statements.



JEFFERSON BANKSHARES, INC. DEFERRED COMPENSATION AND STOCK
PURCHASE PLAN FOR NON-EMPLOYEE DIRECTORS

Statements of Changes in Assets Available for Plan Benefits

Years Ended December 31, 1996, 1995 and 1994


                                         1996          1995          1994


Interest income                      $  10,433        29,285        30,132
Dividend income                         40,235        11,969             -

Contributions:

     Jefferson Bankshares, Inc.         47,175        28,500        28,250
     Jefferson National Bank            99,900        72,400        65,400
Total contributions                    147,075       100,900        93,650

Total additions                        197,743       142,154       123,782

Benefits paid directly to
  plan participants                     37,885        22,000        34,517

Net additions to assets available      159,858       120,154        89,265
  for plan benefits

Assets available for plan benefits:
     Beginning of year               1,184,082      1,063,928      974,663

     End of year                    $1,343,940      1,184,082    1,063,928





See accompanying notes to financial statements.



JEFFERSON BANKSHARES, INC. DEFERRED COMPENSATION AND STOCK
PURCHASE PLAN FOR NON-EMPLOYEE DIRECTORS

Notes to Financial Statements

December 31, 1996, 1995 and 1994


(1)	 Summary of Significant Accounting Policies

    	Basis of Presentation

     The accompanying financial statements of the Jefferson Bankshares, Inc. Deferred Compensation and Stock Purchase Plan for Non-Employee Directors ("the Plan") have been prepared on the accrual basis of accounting. Accordingly, contributions and income are recorded when earned and benefits payable are recorded when payable according to the provisions of the Plan.

    	Use of Estimates

     Management makes certain estimates in the preparation of the Plan's financial statements. Actual results could differ from those estimates.

     Investments

     The Plan's investments consist of receivables of cash and common stock from Jefferson Bankshares, Inc. ("the Plan Sponsor") and receivables of cash from the Plan Sponsor's wholly-owned bank subsidiary, Jefferson National Bank ("JNB"). The Plan Sponsor, in conjunction with The Bank of New York and Wachovia Bank of North Carolina, N.A. (the trustee of the trust that holds the common stock of the Plan Sponsor for this Plan ("the Trustee")), maintains book accounts for the benefit of each plan participant and periodically credits such accounts for fees earned, stock purchased and income and records any withdrawals. As discussed in note 2, all deferred fees shall be a part of the general assets of the Plan Sponsor. Common stock is valued at cost.

    	Interest Income

     Interest income is allocated to each plan participants account on a quarterly basis using an interest rate equal to the Plan Sponsor's published six-month certificate of deposit rate for denominations of $10,000 or greater.

    	Federal Income Taxes

     Because the Plan's assets and income are included in the financial statements of the Plan Sponsor, a separate income tax provision is not required for the Plan.

(2)	 Summary of Significant Provisions of the Plan

     The following brief description of the Plan is provided for general information purposes only. Plan participants should refer to the plan document for more complete information.

    	General

     The Plan is a nonqualified plan established by the Plan Sponsor to enable non-employee directors of the Plan Sponsor and JNB to defer annual retainer and meeting fees for personal income tax purposes. The Plan Sponsor amended and restated the Plan on December 13, 1994 to provide plan participants the additional option of investing in Jefferson Bankshares, Inc. common stock. In connection with this amendment, the Plan Sponsor registered 150,000 shares of Jefferson Bankshares, Inc. common stock for this purpose. Deferred fees of plan participants are invested in interest bearing cash accounts or common stock of the Plan Sponsor, as elected by the plan participants. The Plan is administered by an Administrative Committee appointed by the Plan Sponsor. The Plan is not subject to the Employee Retirement Income Security Act of 1974.

     Plan participants do not retain any proprietary interest in the Plan Sponsor or any of its assets and for all purposes are deemed to be general creditors of the Plan Sponsor. The interests of the plan participants cannot be pledged or assigned and shall not be subject to the claims of creditors of the plan participants.

    	Eligibility and Contributions

     The Plan covers non-employee directors of the Plan Sponsor and JNB. Participation is voluntary and participants make no contributions to the Plan. All administrative costs of the Plan are borne by the Plan Sponsor.

    	Vesting Provisions

     Participants are fully vested in the Plan at all times.

    	Retirement and Death Benefits

     Plan participants (or their beneficiaries, collectively "Plan participants") are eligible for distribution of their benefits upon death, disability or upon termination of membership on the Board of Directors. The Plan also provides for discretionary distributions at the request of Plan participants, subject to approval by the Administrative Committee. Plan participants may receive lump sum or equal annual payments at their option.

(3)	 Subsequent Event - Plan Amendment

     On January 28, 1997, the Plan Sponsor amended the Plan to clarify that the Trustee shall exercise all voting, tender and similar rights with respect to common stock held in trust for plan participants.


                              SIGNATURES


    	Pursuant to the requirements of the Securities Exchange Act of 1934, the members of Jefferson Bankshares, Inc.'s Directors Deferred Compensation Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                             DEFERRED COMPENSATION AND
                             STOCK PURCHASE PLAN FOR
                             NON-EMPLOYEE DIRECTORS




Date:  February 28, 1997     By:  O. Kenton McCartney
                                  Member, Director
                                  Deferred Compensation Committee



                            Exhibit Index



Exhibit No.

   23           Consent of KPMG Peat Marwick LLP